SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)
En Pointe Technologies, Inc.
(Name of the Issuer)
En Pointe Technologies, Inc.
Din Global Corp.
EPN Acquisition Inc.
Attiazaz “Bob” Din
Naureen Din
Mediha M. Din Irrevocable Trust
Ali M. Din Irrevocable Trust

(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29247F-10-8
(CUSIP Number of Class of Securities)

Robert Mercer	Attiazaz “Bob” Din
Vice President-Finance & Taxation and Secretary	Chief Executive Officer
En Pointe Technologies, Inc.	En Pointe Technologies, Inc.
18701 S. Figueroa Street	18701 S. Figueroa Street
Gardena, CA 90248-4506	Gardena, CA 90248-4506

with copies to:
Barry M. Abelson
Curt C. Barwick, Esq.	Marc G. Alcser	Pepper Hamilton LLP
McConnell, Dunning & Barwick LLP	Stradling Yocca Carlson & Rauth	3000 Two Logan Square
15 Enterprise, Suite 360	660 Newport Center Drive, Suite 1600	Eighteenth and Arch Streets
Aliso Viejo, CA 92656-2655	Newport Beach, CA 92660	Philadelphia, Pennsylvania 19103
(949)900-4400	(949) 725-4100	(215) 981-4000

(Name, Address and Telephone Number of Person(s)
Authorized to Receive Notices and Communications
on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):
a.   ☑   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e—3(c) under the Securities Exchange Act of 1934.
b.   ☐   The filing of a registration statement under the Securities Act of 1933.
c.   ☐   A tender offer.
d.   ☐   None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Valuation* $13,976,900	Amount of Filing Fee** $780

*	Calculated solely for the purpose of determining the filing fee. The maximum aggregate value was determined based on the product of the 5,590,760 shares of common stock (including options to purchase 269,886 shares of common stock with a per share exercise price greater than $2.50) of En Pointe Technologies, Inc. that may be exchanged for cash in the transaction multiplied by the merger consideration of $2.50 per share (the “Total Consideration”).

**	In accordance with Exchange Act Rule 0-11c, the filing fee was determined by multiplying ..00005580 by the Total Consideration.
☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $780
Form or Registration No.: Schedule 14A — Definitive Proxy Statement
Filing Party: En Pointe Technologies, Inc.
Date Filed: August 10, 2009

INTRODUCTION
           This Amendment No. 8 (the “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) by (a) En Pointe Technologies, Inc., a Delaware corporation (the “Company”), the issuer of the common stock that is subject to the transaction pursuant to Rule 13e-3 under the Securities Act of 1933, as amended (the “Securities Act”), (b) Din Global Corp., a Delaware corporation (“Parent”), (c) EPN Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (d) Attiazaz “Bob” Din, an individual and the President and Chief Executive Officer of the Company (“Mr. Din”), (e) Naureen Din, an individual who is the wife of Mr. Din and also serves as a member of the board of directors of the Company (“Mrs. Din”), (f) Mediha M. Din Irrevocable Trust, the sole beneficiary of which is Mediha M. Din, the adult daughter of Mr. and Mrs. Din, and (g) Ali M. Din Irrevocable Trust, the sole beneficiary of which is Ali M. Din, the adult son of Mr. and Mrs. Din ((a) — (g) collectively, the “Filing Persons”). Filed with this Final Amendment is Exhibit (d)(3), an amendment to the merger agreement governing the transactions that is the subject of this Transaction Statement that corrects a typographical error in that agreement and confirms that “EPN Acquisition, Inc.”, rather than “EPN Acquisition, Inc.”, is the correct party to the merger agreement.
           This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15. Additional Information.
On August 6, 2009, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve the merger of EPN Acquisition, Inc. with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), and approve and adopt the Agreement and Plan of Merger, dated as of March 11, 2009 and as subsequently amended, among Din Global Corp., EPN Acquisition, Inc. and the Company, and the transactions contemplated thereby.
On August 7, 2009, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger was consummated. As a result of the Merger, the Company became privately owned by Din Global Corp. At the effective time of the Merger, (a) each outstanding share of common stock of the Company (other than shares held by Din Global Corp., EPN Acquisition, Inc., Attiazaz “Bob” Din, Naureen Din, Mediha M. Din Irrevocable Trust or Ali M. Din Irrevocable Trust, or held by any stockholders who were entitled to and who properly exercised appraisal rights under Delaware law) was automatically converted into the right to receive $2.50 in cash, without interest and less any applicable withholding taxes, and (b) the separate corporate existence of Merger Sub ceased.
As a result of the Merger, the registration of the Company’s common stock under the Securities Exchange Act of 1934, as amended, will be terminated upon application to the Securities and Exchange Commission, and the Company’s common stock will no longer be listed on any quotation system or exchange, including the NASDAQ Capital Market.
Item 16. Exhibits. The information contained in this Item 16 is amended and supplemented to include exhibit (c)(2) in addition to the other exhibits previously filed.
          (a)(1) Press Release of En Pointe Technologies (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on March 12, 2009)
          (a)(2) Letter to Customers of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on March 13, 2009)
          (a)(3) Form 8-K of En Pointe Technologies, Inc. (incorporated herein by reference to the Form 8-K filed with the SEC by the Company on April 14, 2009)
          (a)(4) Additional Proxy Materials of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on April 14, 2009)
          (a)(5) Form 8-K of En Pointe Technologies, Inc. (incorporated herein by reference to the Form 8-K filed with the SEC by the Company on May 14, 2009)
          (a)(6) Additional Proxy Materials of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on May 14, 2009)
          (a)(7) Form 8-K of En Pointe Technologies, Inc. (incorporated herein by reference to the Form 8-K filed with the SEC by the Company on July 10, 2009)
          (a)(8) Additional Proxy Materials of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on July 10, 2009)
          (a)(9) Notice of Special Meeting of Stockholders of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on July 14, 2009)
          (a)(10) Proxy Statement of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on July 14, 2009)
          (a)(11) Form of Proxy Card (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on July 14, 2009)

           (b)(1) Letter agreement dated March 11, 2009 between GE Commercial Distribution Finance Corporation and ENP Acquisition, Inc.*
           (b)(2) Letter agreement dated May 14, 2009 between GE Commercial Distribution Finance Corporation and ENP Acquisition, Inc.*
           (b)(3) Letter agreement dated July 10, 2009 between GE Commercial Distribution Finance Corporation and ENP Acquisition, Inc.*
           (c)(1) Fairness Opinion of FMV Opinions, Inc., dated March 11, 2009 (incorporated herein by reference to Annex B to the Schedule 14A filed with the SEC by the Company on July 14, 2009)
           (c)(2) Presentation of FMV Opinions, Inc. to the special committee of the board of directors of the Company dated September 25, 2008*
           (c)(3) Presentation of FMV Opinions, Inc. to the special committee of the board of directors of the Company dated February 6, 2009*
           (c)(4) Presentation of FMV Opinions, Inc. to the special committee of the board of directors of the Company dated March 11, 2009*
           (c)(5) Presentation of Janney Montgomery Scott LLC dated October 31, 2008*
           (c)(6) Presentation of Janney Montgomery Scott LLC dated December 24, 2008*
           (d)(1) Agreement and Plan of Merger, dated as of March 11, 2009, among Din Global Corp., EPN Acquisition, Inc. and the Company (incorporated herein by reference to Exhibit 2.2 to the Form 8-K filed with the SEC by the Company on March 17, 2009)
           (d)(2) Amendment to Agreement and Plan of Merger, dated as of July 10, 2009, among Din Global Corp., EPN Acquisition, Inc. and the Company (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed with the SEC by the Company on July 10, 2009)
           (d)(3) Amendment to Agreement and Plan of Merger, dated as of August 7, 2009, among Din Global Corp., EPN Acquisition, Inc. and the Company (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed with the SEC by the Company on August 10, 2009)
           (e) None.
           (f)(1) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C to the Schedule 14A filed with the SEC by the Company on July 14, 2009)
           (g) None.

*Previously filed.

SIGNATURES
     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

EN POINTE TECHNOLOGIES, INC.
By:	/s/ Timothy Lilligren
	Name:	Timothy Lilligren
	Title:	Director and Chairman of the Special Committee of the Board of Directors

DIN GLOBAL CORP.
By:	/s/ Attiazaz “Bob” Din
	Name:	Attiazaz “Bob” Din
	Title:	President

EPN ACQUISITION, INC.
By:	/s/ Attiazaz “Bob” Din
	Name:	Attiazaz “Bob” Din
	Title:	President

/s/ Attiazaz “Bob” Din
Attiazaz “Bob” Din

/s/ Naureen Din
Naureen Din

MEDIHA M. DIN IRREVOCABLE TRUST

By:	/s/ Jacob Stettin
	Name:	Jacob Stettin
	Title:	Trustee

ALI M. DIN IRREVOCABLE TRUST

By:	/s/ Naureen Din
	Name:	Naureen Din
	Title:	Trustee

Date: August 10, 2009

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Press Release of En Pointe Technologies (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on March 12, 2009)

(a)(2)	Letter to Customers of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on March 13, 2009)

(a)(3)	Form 8-K of En Pointe Technologies, Inc. (incorporated herein by reference to the Form 8-K filed with the SEC by the Company on April 14, 2009)

(a)(4)	Additional Proxy Materials of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on April 14, 2009)

(a)(5)	Form 8-K of En Pointe Technologies, Inc. (incorporated herein by reference to the Form 8-K filed with the SEC by the Company on May 14, 2009)

(a)(6)	Additional Proxy Materials of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on May 14, 2009)

(a)(7)	Form 8-K of En Pointe Technologies, Inc. (incorporated herein by reference to the Form 8-K filed with the SEC by the Company on July 10, 2009)

(a)(8)	Additional Proxy Materials of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on July 10, 2009)

(a)(9)	Notice of Special Meeting of Stockholders of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on July 14, 2009)

(a)(10)	Proxy Statement of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on July 14, 2009)

(a)(11)	Form of Proxy Card (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on July 14, 2009)

(b)(1)	Letter agreement dated March 11, 2009 between GE Commercial Distribution Finance Corporation and ENP Acquisition, Inc.*

(b)(2)	Letter agreement dated May 14, 2009 between GE Commercial Distribution Finance Corporation and ENP Acquisition, Inc.*

(b)(3)	Letter agreement dated July 10, 2009 between GE Commercial Distribution Finance Corporation and ENP Acquisition, Inc.*

(c)(1)	Fairness Opinion of FMV Opinions, Inc., dated March 11, 2009 (incorporated herein by reference to Annex B to the Schedule 14A filed with the SEC by the Company on July 14, 2009)

(c)(2)	Presentation of FMV Opinions, Inc. to the special committee of the board of directors of the Company dated September 25, 2008*

(c)(3)	Presentation of FMV Opinions, Inc. to the special committee of the board of directors of the Company dated February 6, 2009*

(c)(4)	Presentation of FMV Opinions, Inc. to the special committee of the board of directors of the Company dated March 11, 2009*

(c)(5)	Presentation of Janney Montgomery Scott LLC dated October 31, 2008*

(c)(6)	Presentation of Janney Montgomery Scott LLC dated December 24, 2008*

(d)(1)	Agreement and Plan of Merger, dated as of March 11, 2009, among Din Global Corp., EPN Acquisition, Inc. and the Company (incorporated herein by reference to Exhibit 2.2 to the Form 8-K filed by the Company on March 17, 2009)

(d)(2)	Amendment to Agreement and Plan of Merger, dated as of July 10, 2009, among Din Global Corp., EPN Acquisition, Inc. and the Company (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed with the SEC by the Company on July 10, 2009)

(d)(3)	Amendment to Agreement and Plan of Merger, dated as of August 7, 2009, among Din Global Corp., EPN Acquisition, Corp. and the Company (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed with the SEC by the Company on August 10, 2009)

(e)	None.

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C to the Schedule 14A filed with the SEC by the Company on July 14, 2009)

(g)	None.

*Previously filed.